Exhibit 4.8

AMENDED AND RESTATED

REVOLVING CONVERTIBLE PROMISSORY NOTE

Up To $500,000.00	July 2, 2018
Orlando, Florida

For value received FreeCast, Inc., a Florida corporation (the “Company”), promises to pay to Nextelligence, Inc. or its assigns (“Holder”) the principal sum borrowed through various installments as needed at the discretion of the Company, together with accrued and unpaid interest thereon, each or all due and payable on the date and in the manner set forth below.

This convertible promissory note (the “Note”) is issued as part of a series of similar convertible promissory notes (collectively, the “Notes”) pursuant to the terms of that certain Convertible Promissory Note Purchase Agreement (as amended, the “Agreement”) dated as of January 3, 2017. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Loan shall be due and payable on July 1, 2020 (the “Maturity Date”).

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 12% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Equity Securities to investors (the “Investors”) after July 1, 2018, Holder shall have the right to elect, by written notice to the Company, to convert the principal amount of this Note and accrued and unpaid interest thereon (the “Convertible Amount”) in whole or in part into that number of shares of Equity Securities equal to the Convertible Amount divided by $0.25 (the “Conversion Price”), in lieu of having the Company repay the Notes pursuant to the terms thereof.

(b) In the event that a Qualified Financing is not consummated prior to the Maturity Date, Holder shall have the right to elect, by written notice to the Company made at least five days prior to the Maturity Date, effective upon the Maturity Date, to convert the outstanding principal balance and any accrued and unpaid interest under this Note, and each of the other Notes, into shares of the Company’s Common Stock at the Conversion Price.

(c) If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(d) “Equity Securities” shall mean the Company’s Common Stock or any securities conferring the right to purchase the Company’s Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company’s Preferred Stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of Sections 3(a) through (c) above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by Holder in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

7. Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Requisite Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 7(c) or 7(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

(a) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b) The Company shall default in its performance of any covenant under the Agreement or any Note;

(c) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the State of Florida, as applied to agreements among Florida residents, made and to be performed entirely within the State of Florida, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company’s repayment obligation to the Holder under this Note shall be on parity with the Company’s obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Holder hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Requisite Holders.

12. Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company’s obligation to pay such interest and principal.

13. Prior Note. The Company and Holder each acknowledge that this Note amends and restates, and supersedes and replaces, in its entirety, that certain Revolving Convertible Promissory Note dated July I, 2018, in the original principal amount of up to $500,000 executed by the Company and Holder (the “Prior Note”). It is the intention of the Company and Holder that this Note amends, restates, supersedes and replaces the Prior Note, in its entirety, as of the date first set forth above. Should there be any conflict between any of the terms of the Prior Note and the terms of this Note, the terms of this Note shall control.

FreeCast, Inc.

By:	/s/ William A. Mobley, Jr.
William A. Mobley, Jr., President

HOLDER:

Nextelligence, Inc.

By:	/s/ William A. Mobley, Jr.

Name:	William A. Mobley, Jr.

Title:	President

Principal Amount of Note(s): Up to $500,000

Date of Note: Various

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